IMPLANT SCIENCES CORPORATION
107 AUDUBON ROAD #5
WAKEFIELD, MA 01880

June 30, 2005

VIA EDGAR AND FACSIMILE

Jay S. Mumford, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Implant Sciences Corporation (the "Registrant")
  File No. 333-124058 (the "Registration Statement")

Dear Sir:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 10:00 A.M. on Friday, July 1, 2005 or as soon as thereafter practicable.

        The Registrant acknowledges that:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments, please feel free to contact me at your earliest convenience.

                      Very truly yours,
                      Implant Sciences Corporation
                      By: /s/                        DIANE RYAN

                      Diane Ryan, Chief Financial Officer

cc: David Selengut, Esq.